[redacted]

cm

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUN 2 0 2008

DIVISION OF MARKET REGULATION

08031353

...ION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response..... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67225 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCMI Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Avenue, Suite 525
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Holmes 949-252-4600 x227
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PROCESSED

JUL 1 7 2008

THOMSON REUTERS

## OATH OR AFFIRMATION

I, Steve Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCMI Securities Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

CALEB A. PICO
Commission # 1538231
Notary Public - California
Orange County
My Comm. Expires Dec 24, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Elizabeth Tractenberg, CPA**
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

File Copy

February 15, 2008

Mr. Stephen G. Holmes
GCMI Securities Corp.
19200 Von Karman Ave Ste 525
Irvine CA 92612-8514

Dear Steve;

I am enclosing the annual audited report of GCMI Securities Corp. for the year ended December 31, 2007. There are seven copies including your file copy. The second page of the facing page must be signed by you, notarized and copied. Be sure to mail them as follows:

Original -
FINRA/ Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attention: Eleanor M. Sabalbaro
(240) 386-5161

A courtesy copy to -
FINRA
300 S. Grand, Ste. 1600
Los Angeles, CA 90071-3126
(213) 229-2300

2 copies -
Securities Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street
Washington, DC 20549
(202) 551-6551

A courtesy copy to –
Randall R. Lee, Regional Director
Securities Exchange Commission
5670 Wilshire Blvd., 11th Floor
Los Angeles, CA 90036-3648
(323) 965-3998

A courtesy copy to -
Department of Corporations
Securities Regulation Division
320 West 4th Street, Suite 750
Los Angeles, CA 90013-1105
Broker/Dealer Section

Sincerely,

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

GCMI SECURITIES CORP.

19200 Von Karman Avenue, Suite 525
Irvine, CA 92612

CONTENTS

PART I

**Elizabeth Tractenberg, CPA**
**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/669-0575**
**elizabeth@tractenberg.net**

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
GCMI Securities Corp.
Irvine, California

I have audited the accompanying statement of financial condition of GCMI Securities Corp. (the Company) as of December 31, 2007 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2008

GCMI SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

| | | |
|---|---|---|
| Cash and equivalent | | $ 339,035 |
| Commissions receivable | | 0 |
| TOTAL ASSETS | | $ 339,035 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued expenses | | $ 1,545 |
| Commissions payable | | 0 |
| TOTAL LIABILITIES | | 1,545 |
| STOCKHOLDER'S EQUITY | | |
| Common stock ($.01 par value, 1,000 shares authorized and issued; 100 shares outstanding) | $ 1 | |
| Paid-in capital | 39,999 | |
| Retained earnings | 297,490 | 337,490 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 339,035 |

See accompanying notes to financial statements

GCMI SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| REVENUE | | |
| Finder fees | $ | 268,376 |
| Interest and dividend income | | 4,660 |
| Other income | | 35,000 |
| TOTAL REVENUE | | 308,036 |
| EXPENSES | | |
| Licenses and permits | | 850 |
| Office expense | | 12,000 |
| Professional fees | | 18,745 |
| Other operating expenses | | 150 |
| TOTAL EXPENSES | | 31,745 |
| INCOME BEFORE TAX PROVISION | | 276,291 |
| INCOME TAX PROVISION | | 0 |
| NET INCOME | $ | 276,291 |

See accompanying notes to financial statements

# GCMI SECURITIES CORP.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR YEAR ENDED DECEMBER 31, 2007

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | 1,000 | $ 1 | $ 39,999 | $ 21,199 | $ 61,199 |
| Net Income | | | | 276,291 | 276,291 |
| Balance, December 31, 2007 | 1,000 | $ 1 | $ 39,999 | $ 297,490 | $ 337,490 |

See accompanying notes to financial statements

GCMI SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | $ | 276,291 |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | | 1,500 |
| Accrued expenses | | 167 |
| Net cash provided by operating activities | | 277,958 |
| Cash Flows for Acquisition Activities: | | 0 |
| Cash Flows for Investing Activities: | | |
| Capital contribution | | 0 |
| Net increase in cash | | 277,958 |
| Cash - beginning of the year | | 61,077 |
| Cash - December 31, 2007 | $ | 339,035 |
| Supplemental Cash Flow Information | | |
| Cash paid for interest | $ | 0 |
| Cash paid for income tax | $ | 0 |

See accompanying notes to financial statements

GCMI SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS

GCMI Securities Corp. ("Company") was formed to conduct business primarily as an investment banking and financial advisory firm. The Company was approved by the NASD on May 9, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) (k)(2)(i) of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Revenue Recognition** – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

**Income Taxes** - The Company elected to be taxed as a qualified subchapter S subsidiary (Q Sub) with its parent reporting as an S Corporation for Federal and California state income tax purposes. As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent S Corporation. As per a Tax and Expense sharing agreement, all taxes are paid by the parent company, Global Capital Markets, Inc.

**Use of Cash Equivalents** - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2007 the Company had $300,616 in a bank account. The Federal government under the Federal Insurance Deposit Act insures deposits up to $100,000.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 8 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company elected to be taxed as a qualified subchapter S subsidiary (Q Sub) with its parent reporting as an S Corporation for Federal and California state income tax purposes. As a Q Sub, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent S Corporation. As per a Tax and Expense sharing agreement, all taxes are paid by the parent company, Global Capital Markets, Inc.

NOTE 5 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provision. The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, The Company has complied with the exemptive provisions throughout the year ended December 31, 2007.

NOTE 6 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(i).

GCMI SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total ownership equity from statement of financial condition | $ | 337,490 |
| Nonallowable assets: | | |
| Commissions receivable | | 0 |
| NET CAPITAL | $ | 337,490 |
| COMPUTATION OF NET CAPITAL REQUIREMENTS | | |
| Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness | $ | 103 |
| Minimum dollar net capital required | $ | 5,000 |
| Net Capital required (greater of above amounts) | $ | 5,000 |
| EXCESS CAPITAL | $ | 332,490 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ | 337,336 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Total liabilities | $ | 1,545 |
| Aggregate indebtedness to net capital | | 0.00 |

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| NET CAPITAL PER COMPANY'S COMPUTATION | $ | 337,491 |
| VARIANCE - Rounding | | (1) |
| NET CAPITAL PER AUDITED REPORT | $ | 337,490 |

See accompanying notes to financial statements

PART II

GCMI SECURITIES CORP.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

**Elizabeth Tractenberg, CPA**
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
GCMI Securities Corp.
Irvine, California

In planning and performing my audit of the financial statements and supplemental schedules GCMI Securities Corp. (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
GCMI Securities Corp.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2008



END